UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of August, 2010

Commission File Number: 001-34532

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED

(Exact name of registrant as specified in its charter)

No. 69 Huaibei Street
Longhai Middle Road
Zhengzhou, 451191, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.  Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  Not Applicable

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  Not Applicable

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐  No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - ______.

On August 31, 2010, China Gerui Advanced Materials Group Limited (the “Company”) issued a press release announcing its financial results for the fiscal quarter ended June 30, 2010.  As announced in the press release, the Company will also conduct a conference call to discuss these results at 9:00 A.M. Eastern Time on August 31, 2010.  As further described in the press release, a replay of the conference call may be accessed by telephone for a limited period and an archived webcast of the conference call will be available on the Company’s Internet website.  A copy of the press release is furnished as Exhibit 99.1 hereto.

The press release furnished as Exhibit 99.1 hereto contains certain statements that may include “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All statements, other than statements of historical fact, are “forward-looking statements,” including statements regarding the Company’s business strategy, plans and objectives and statements of non-historical information. These forward-looking statements are often identified by the use of forward-looking terminology such as “should,” “believes,” “expects,” “anticipates” or similar expressions, and involve known and unknown risks and uncertainties. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. You should not place undue reliance on these forward-looking statements, which speak only as of their respective dates. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s periodic reports and registration statements that are filed with and available from the Securities and Exchange Commission. All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

Exhibits

Exhibit	Description

99.1	Press Release dated August 31, 2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED

By: /s/ Edward Meng
Edward Meng
Chief Financial Officer

Date: August 31, 2010

EXHIBIT INDEX

Exhibit	Description

99.1	Press Release dated August 31, 2010